Belladina's Hudson, LLC

Statements of Financial Position

from inception period of August 2020 through December 2020 (unaudited)

		2020
URRENT ASSETS:		
Cash and cash equivalents	$	0
Trade Accounts Receivable		0
Inventory		0
Prepaid expenses and other current assets		0
Total Current Assets		0
ROPERTY AND EQUIPMENT:		
Net Property and Equipment		0
TOTAL ASSETS	$	0
URRENT LIABILITIES:		
Current Portion of Long-Term Debt	$	0
Accounts Payable		0
Accrued Expenses		0
Credit Cards Payable		0
Total Current Liabilities		0
EFFERRED TAX LIABILITY		-
ONG-TERM LIABILITIES		0
TOTAL LIABILITIES		0
EMBER'S EQUITY		0
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	0

Belladina's Hudson, LLC
Statements of Operations
from inception period of August 2020 through December 2020 (unaudited)

		2020
SALES	$	0
COST OF SALES		0
GROSS PROFIT		0
OPERATING EXPENSES:		
Advertising		0
Bank Service Charges		0
Credit Card Fees		0
Depreciation		0
Insurance		0
Legal and Accounting		0
Miscellaneous		0
Payroll Taxes		0
Rent		0
Repairs and Maintenance		0
Supplies		0
Travel		0
Utilities		0
Wages		0
Total Operating Expenses		0
NET OPERATING INCOME		0
OTHER INCOME/(EXPENSES)		
Interest income		0
Interest expense		0
TOTAL OTHER INCOME/(EXPENSES)		0
NET INCOME BEFORE TAXES		0
INCOME TAXES:		
Current		-
Deferred		-
NET INCOME	$	0

Belladina's Hudson, LLC
Statement of Cash Flow
from inception period of August 2020 through December 2020 (unaudited)

	2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ -
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Deferred Income Taxes	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	$ -

Belladina's Hudson, LLC
Statements of Member's Equity
from inception period of August 2020 through December 2020 (unaudited)

	2020
MEMBER'S EQUITY - BEGINNING	$ 0
Net Income	0
Member's Withdrawals	-
MEMBER'S EQUITY - ENDING	$ 0

I, Potito Leccese, certify that:

(1) The financial statements of Belladina's Hudson LLC included in this Form are true and complete in all material respects; and

(2) No tax return for Belladina's Hudson LLC has been required, prepared or filed to date.

Signature: Potito Leccese

Printed Name: POTITO LECCESE

Title: OWNER

Date: 5-4-21